Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

The following article was published by The Canadian Press on September 8, 2025, in connection with an interview featuring Executive Chairman of Strathcona Resources Ltd. (“Strathcona”), Adam Waterous, where Mr. Waterous discussed Strathcona’s variation, change and extension of its previously announced offer (as varied, the “Amended Offer”) to purchase all of the issued and outstanding common shares (the “MEG Shares”) in the capital of MEG Energy Corp. (“MEG”) not already owned by Strathcona and its affiliates.

By Lauren Krugel

September 8, 2025

Is cash king or are stock gains more enticing? Strathcona revises MEG takeover bid

CALGARY — The battle to take over MEG Energy Corp. is pitting a friendly, cash-heavy offer from one of Canada’s biggest oilsands producers against a retooled hostile bid from Strathcona Resources Ltd. that’s now based entirely on stock.

Under an amended offer announced Monday, Strathcona is offering 0.80 of a share per MEG share it does not already own. Its earlier overture was a combination of cash and stock. The latest offer is worth $30.86 per share, up from its earlier bid valued at $28.02 per share.

The Cenovus offer would see MEG shareholders choose between $27.25 in cash or 1.325 Cenovus common shares for each MEG share, subject to certain limits.

Strathcona is calling the Cenovus deal “lopsided” and the MEG board’s sale process “broken” for accepting that offer.

“Congratulations, MEG board — you are in first place in the last 20 years for leaving the most amount of money on the table for your shareholders. You win the prize,” Strathcona executive chairman Adam Waterous said in an interview Monday.

Waterous noted Cenovus’ stock jumped 10 per cent in the days following news of its deal with MEG, but typically an acquirer’s share price would fall after such an announcement.

Waterous says that equates to a $3.9-billion gain in Cenovus’ stock market value that MEG shareholders are mostly not able to enjoy, as they would only own four per cent of a post-takeover company.

Under the Strathcona deal, MEG shareholders would own 43 per cent of the new entity.

“These are two radically different paths. One is a cash exit, leaving Cenovus a $3.9-billion gain,” Waterous said.

“And the second is you’re not getting off the train, you stay on the train and you try to capture that over time.”

The new offer expires on Oct. 20.

MEG said in a news release Monday that a special board committee will evaluate the revised Strathcona bid and that it plans to respond within the next week.

Cenovus did not respond to a request for comment on Monday.

MEG’s board has raised concerns about Strathcona’s majority shareholder — Waterous Energy Fund, which Waterous runs — selling its stake after the takeover.

Waterous said he’d be in it for the long haul and there is no intention of exiting after a potential deal closes. He said Monday that his fund would be willing to enter into a lockup agreement not to sell the shares if MEG were to support its bid.

The Cenovus deal must be approved by a two-thirds majority vote by MEG shareholders expected to be held on Oct. 9. Strathcona says it intends to vote its 14.2 per cent interest in MEG against the deal.

“I have not spoken to a single MEG shareholder who is happy with the MEG board deal with Cenovus,” Waterous said.

“This is going to be taught in business schools about boards of directors’ dereliction of fiduciary duty.”

Cenovus and MEG have side-by-side oilsands properties at Christina Lake south of Fort McMurray, Alta. Strathcona also has operations in the region, and Waterous said a combination with his firm would offer similar benefits.

Desjardins Securities analyst Chris MacCulloch said he’s skeptical Strathcona will be able to make it past the finish line with its updated offer.

“Specifically, the shift to an all-stock transaction by Strathcona could be viewed as making the amended offer less attractive versus Cenovus as it would still lock MEG shareholders in as minority shareholders of a less liquid company while saddling them with the lower-quality assets of the combined entity,” he wrote.

“Based on our numerous discussions with MEG shareholders, we have detected a strong reluctance to hold Strathcona paper for these reasons, although the material sweetening of the Strathcona offer may change the fiduciary calculus.”

MacCulloch said the sweetened Strathcona bid may put pressure on Cenovus to increase its own offer, likely with a higher equity component so that shareholders can benefit from a combination in future. Cenovus has the financial flexibility to do so, he noted.

MEG shares rose 2.3 per cent, or 67 cents, to $29.02 at the close of trading Monday on the TSX.

Cenovus stock was up one cent at $22.12, while Strathcona fell 11 cents $38.31 after earlier dropping as low as $37.58.

This report by The Canadian Press was first published Sept. 8, 2025.

Companies in this story: (TSX:MEG, TSX:SCR, TSX:CVE)

Lauren Krugel, The Canadian Press

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Amended Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and  Bid Circular dated May 30, 2025 (the “Original Offer to Purchase and Circular”), the Notice of Variation, Change and Extension to be filed with the SEC by Strathcona (the “Notice of Variation and Change”), and the letter of transmittal and notice of guaranteed delivery accompanying the Original Offer to Purchase and Circular (collectively, the “Offer Documents”). The Offer Documents contain important information about the Amended Offer and should be read in their entirety by MEG shareholders.

Additional Information and Where to Find It

This communication relates to the Amended Offer. In connection with the Amended Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, which includes the Offer Documents and other documents related to the Amended Offer. This communication is not a substitute for the Registration Statement, the Offer Documents or any other relevant documents filed, or to be filed, with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Original Offer to Purchase and Circular, the Notice of Variation and Change, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Amended Offer. The Registration Statement, Offer Documents and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, Original Offer to Purchase and Circular, the Notice of Variation and Change, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Amended Offer by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Cautionary Statement Respecting Information of MEG and Cenovus

Strathcona has not had access to the non-public books and records of MEG or Cenovus Energy Inc. (“Cenovus”) and Strathcona is not in a position to independently assess or verify certain of the information in MEG’s or Cenovus’s publicly filed documents, including its financial statements and reserves disclosures. MEG and Cenovus have not reviewed this communication and have not confirmed the accuracy and completeness of the information in respect of MEG and Cenovus, respectively, contained herein. As a result, all information regarding MEG and Cenovus included herein has been taken from, or is based upon, publicly available information filed by MEG and Cenovus, respectively, with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG or Cenovus to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”) and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words, and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to Strathcona’s business strategy and future plans; expectations relating to the Amended Offer and information concerning Strathcona’s plans for MEG in the event the Amended Offer is successful; the content, filing and mailing of the Notice of Variation and Change and the anticipated timing thereof; the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona shareholders, including Waterous Energy Fund (“WEF”) and Waterous Energy Fund III LP; the expectation that WEF has a long-term view of Strathcona’s business and has no current plans to sell any of its Strathcona common shares; WEF’s willingness to enter into a mutually acceptable lock-up agreement as part of a supported transaction; Strathcona’s intention to vote its MEG Shares against the agreement entered into by MEG and Cenovus announced August 22, 2025 (the “MEG Board Deal”); the relative valuations of the MEG Board Deal and the Amended Offer; the expected benefits of the Amended Offer and the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, both to MEG shareholders and Strathcona shareholders; and other anticipated strategic, operational and financial benefits that may result from the acquisition of MEG by Strathcona.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Amended Offer or otherwise, integrate Strathcona’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Amended Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies and other anticipated benefits of the Amended Offer will be realized in a manner consistent with Strathcona’s expectations; the success of Strathcona’s operations and growth and expansion projects; future production rates and estimates of capital and operating costs of the combined company; the combined company’s reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG’s public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements, or otherwise; there will be no material changes to laws adversely affecting Strathcona’s or MEG’s operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona’s and MEG’s operations, including its financial condition and asset value, will remain consistent with Strathcona’s current expectations. All figures and descriptions provided in this communication related to the Amended Offer, including with respect to the consideration, reasons for the Amended Offer, the potential benefits to MEG shareholders and expected pro forma effects, are based on and assume the following: (a) Strathcona’s and MEG’s respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources), will not change from September 5, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG’s public filings on SEDAR+ up to and including September 5, 2025, in the case of MEG, and in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) 254,378,035 MEG Shares are issued and outstanding immediately prior to the date of this communication and 2,565,205 MEG Shares are issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG Shares (other than rights under the MEG’s shareholder rights plan) outstanding immediately prior to the date of this communication; (c) that all of the MEG Shares are deposited under the Amended Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a second stage transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG Shares or Strathcona common shares are issued before the successful completion of the Amended Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. The forward-looking information included in this communication is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: risks related to the consummation of the Amended Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that will be conducted and undertaken by Strathcona upon consummation of the Amended Offer), changes in general economic and market conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws (domestic and foreign); the risk of failure to satisfy the conditions to the Amended Offer; the risk that the anticipated synergies and other benefits of the Amended Offer may not be realized; the risk that actual operating results may differ significantly from projections and expectations; and the other risks described in Strathcona’s annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca).

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this communication speaks only as of the date of this communication and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.